   As filed with the Securities and Exchange Commission on November 22, 1995
                                                      Registration No. 33-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                ---------------
                          Susquehanna Bancshares, Inc.
               (Exact name of registrant as specified in charter)

        Pennsylvania                                    23-2201716
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                            26 North Cedar Street
                           Lititz, Pennsylvania 17543
                                 (717) 626-4721
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               RICHARD M. CLONEY
                          Vice President and Secretary
                             26 North Cedar Street
                           Lititz, Pennsylvania 17543
                                 (717) 626-4721
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                                   Copies to:

     JAMES H. CARROLL, ESQ.                         LEE MEYERSON, ESQ.
   Morgan, Lewis & Bockius LLP                  Simpson Thacher & Bartlett
       One Commerce Square                         425 Lexington Avenue
        417 Walnut Street                       New York, New York  10017
      Harrisburg, PA  17101                           (212) 455-2000
         (717) 237-4036

          Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

                                ---------------

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                              CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                            Proposed       Proposed
                                                                            Maximum         Maximum
                                                              Amount        Offering       Aggregate
  Title of Each Class of                                       to be        Price          Offering        Amount of
Securities to be Registered                                 Registered     Per Unit (1)    Price (1)    Registration Fee
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $2.00 per share...........       1,725,000 shares    $29.625      $51,103,125       $17,622
========================================================================================================================

(1) Based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on November 20, 1995, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

                                ---------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1995

                               1,500,000 Shares

                         SUSQUEHANNA BANCSHARES, INC.

                                 Common Stock
                               ----------------

          The Common Stock of Susquehanna Bancshares, Inc. ("Susquehanna" or the "Company") is listed on the Nasdaq National Market under the symbol "SUSQ". On November 20, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $30.00.

                                 --------------

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                       Price to   Underwriting     Proceeds to
                                        Public     Discount(1)      Company(2)
--------------------------------------------------------------------------------
Per Share..........................    $           $               $
--------------------------------------------------------------------------------
Total(3)...........................    $           $               $
================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering estimated at $250,000 payable by the Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 225,000 additional shares of Common Stock at the Price to Public per share less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $        , $    and
     $        , respectively. See "Underwriting."

                                ---------------

     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares will be made against payment on or about , 1995 at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                                ---------------

Oppenheimer & Co., Inc.
                   Legg Mason Wood Walker
                           Incorporated
                                       Keefe, Bruyette & Woods, Inc.


            The date of this Prospectus is                  , 1995.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") National Market. Such materials and other information concerning the Company, therefore, can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C.

          The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE


          Certain documents previously filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus as follows:

          (1)  the Annual Report on Form 10-K for the year ended December 31,
               1994;

          (2) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

          (3) the Current Report on Form 8-K dated March 31, 1995, as amended by Form 8-K/A-1 dated May 26, 1995, which Report contains audited consolidated financial information for Atlanfed Bancorp, Inc. as of March 31, 1995 and 1994 and for the years ended March 31, 1995, 1994 and 1993;

          (4) the Current Report on Form 8-K dated April 21, 1995, as amended by Form 8-K/A-1 dated May 24, 1995, which Report contains audited consolidated financial information for Reisterstown Holdings, Inc. as of March 31, 1995 and September 30, 1994, and for the six months ended March 31, 1995 and for the years ended September 30, 1994 and 1993;

          (5) the Current Report on Form 8-K dated November 20, 1995, which Report contains audited consolidated financial information of the Company as of December 31, 1994 and 1993 and for the years ended December 31, 1994, 1993 and 1992, which information has been restated to reflect the acquisition of Atlanfed Bancorp, Inc., accounted for as a pooling of interests; and

          (6) the Current Report on Form 8-K dated November 21, 1995, which Report contains audited consolidated financial information of Fairfax Financial Corporation as of September 30, 1995 and 1994 and for the years ended September 30, 1995, 1994 and 1993.

          All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

          The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above (not including exhibits thereto, unless such exhibits are specifically incorporated by reference therein). Such requests should be directed to the Secretary, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, telephone number (717) 626-4721.

          All information contained in this Prospectus is qualified in its entirety by reference to the more detailed financial information and financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.


                          SUSQUEHANNA BANCSHARES, INC.

General

          Susquehanna Bancshares, Inc. ("Susquehanna" or the "Company") is a bank holding company headquartered in Lititz, Pennsylvania. The Company operates as a super-community bank holding company with six banks, two thrifts and two non-bank subsidiaries. These subsidiaries provide banking and banking-related services from 99 branches in central and south central Pennsylvania and west and central Maryland. Based on total assets at March 31, 1995, Susquehanna is the twelfth largest bank holding company headquartered in Pennsylvania. The Company's two non-bank subsidiaries provide leasing and insurance services. As of September 30, 1995, Susquehanna had assets of $2.5 billion, net loans of $1.7 billion, deposits of $2.1 billion and shareholders' equity of $234 million.

          The following table lists, as of September 30, 1995, each bank and thrift subsidiary, the location of its principal office, its number of branches, and (in millions of dollars) its total assets and deposits:


                                                                Location of      Number of  Total     Total
                                                              Principal Office   Branches   Assets   Deposits
                                                              ----------------   ---------  ------   --------
Farmers First Bank (1).....................................   Lititz, PA             32      $777      $650
Farmers & Merchants Bank and Trust (1).....................   Hagerstown, MD         27       486       425
First National Trust Bank (2)..............................   Sunbury, PA            10       255       222
Williamsport National Bank (2).............................   Williamsport, PA       10       225       194
Citizens National Bank of Southern PA (2)..................   Greencastle, PA         6       167       147
Spring Grove National Bank (2).............................   Spring Grove, PA        3        63        55
Reisterstown Federal Savings Bank (3)......................   Reisterstown, MD        2       262       220
Atlantic Federal Savings Bank (3)..........................   Baltimore, MD           9       250       175

----------------------------
          (1)  State chartered bank.
          (2)  Nationally chartered bank.
          (3)  Federally chartered stock savings bank.

          As a "super-community" bank holding company, the Company's strategy has been to manage its banking subsidiaries on a decentralized basis, allowing each subsidiary operating in different markets to retain its name and board of directors as well as substantial autonomy in its day to day operations. The Company feels such a strategy permits each subsidiary greater flexibility to better serve its markets and be responsive to local customer needs. Susquehanna continues, however, to implement consolidations in selected businesses, operations and support functions in order to achieve greater economies of scale and cost savings. The Company has commenced a full consolidation of back office data processing operations of its six bank subsidiaries which is expected to be completed by mid-1996. The Company further anticipates integrating its trust and mortgage banking operations. Susquehanna also provides its banking subsidiaries guidance in the areas of credit policy and administration, strategic planning, investment portfolio management and other financial and administrative services.

          Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543, and its telephone number is (717) 626-4721.

Market Areas

          Susquehanna's market is increasingly geographically and economically diversified with access to both rural markets and the more affluent markets of Lancaster, York, Sunbury, Williamsport and Baltimore.

          Susquehanna's Pennsylvania franchise is centered in Lancaster County and also includes Lycoming, Franklin, Snyder, Northumberland, Columbia and York Counties. The Company's market area, near the Pennsylvania state capital of Harrisburg, has a diverse economic base which includes farming and farm-related industry, light and heavy manufacturing, government activities, tourism, educational facilities and natural resources.

          In Pennsylvania, Susquehanna operates 61 branches (including three branches located in supermarkets) and 44 ATMs connected to the MAC network. As of June 30, 1994, the latest date for which information is available, the Company ranked second in terms of deposit market share in Lancaster County and either first or second in all but one of the other Pennsylvania counties in which it operates.

          The Company's Maryland franchise includes Baltimore County, Baltimore City, Carroll County, Harford County, Cecil County and Anne Arundel County in central Maryland, and Allegany and Washington Counties in western Maryland. Susquehanna's market in Allegany and Washington Counties is economically similar to the Company's Pennsylvania market. As part of its strategy to reinforce and expand its Maryland franchise, in the first half of 1995 Susquehanna completed the acquisition of two Maryland thrift holding companies, Reisterstown Holdings, Inc. ("Reisterstown") and Atlanfed Bancorp, Inc. ("Atlanfed"), totalling $512 million in assets. The acquisition of a third thrift holding company, Fairfax Financial Corporation ("Fairfax"), totalling $476 million in assets at September 30, 1995, is expected to close in December 1995 or during the first quarter of 1996 and will add Wicomico and Worcester Counties to Susquehanna's Maryland franchise. These Maryland thrift acquisitions have expanded Susquehanna's market into the more urban Baltimore banking market, providing the Company with attractive commercial and consumer lending and trust service growth opportunities.

          Including the Fairfax acquisition, in Maryland the Company operates 47 branches and 27 ATMs connected to the MAC and MOST networks. Given the market overlap of the three Maryland thrifts, upon completion of the Fairfax acquisition, it is management's intention to consolidate the thrifts into a single Maryland thrift subsidiary.

Business

          Susquehanna provides a wide range of retail and commercial banking services. Susquehanna's strategy for its retail banking businesses is to expand its deposit and other product market share through a high level of customer service, new product offerings, application of new technologies and delivery systems, and selective acquisitions. The Company operates an extensive branch network and has a strong market presence in its primary markets in Pennsylvania and Maryland. As a result of the development of broad banking relations with its customers, the Company's lending and investing activities are funded almost entirely by core deposits.

          The Company's retail banking services include checking and savings accounts, money market accounts, certificates of deposits, individual retirement accounts, Christmas clubs, mutual funds, annuities, home equity lines of credit, residential mortgage loans, home improvement loans, student loans, automobile loans and personal loans. In general, the maximum unsecured consumer loan the Company will extend is $15,000. Including home equity loans, consumer loans accounted for 19% and residential mortgage loans accounted for 41% of the Company's portfolio at September 30, 1995.

          Prior to year-end 1995, Susquehanna plans to introduce six automatic lending machines ("ALM"), three in its Maryland franchise and three in its Pennsylvania franchise. ALMs represent a relatively new development in bank services delivery systems and will afford consumers the convenience of 24 hour credit up to a maximum loan amount of $5,000.

          The Company is also initiating a credit card offering. Using experience and resources developed in a pilot program operated through one of its Pennsylvania bank subsidiaries, the credit card program has now been expanded to include similar offerings through other Susquehanna subsidiaries. The program targets existing customers and selected prospects in Susquehanna's market areas. Susquehanna expects to begin offering a debit card some time in 1996.

          Through employees of Invest Financial Corporation based in Company offices, Susquehanna offers its customers mutual funds and other financial products.

          In 1994, Susquehanna established a Marketing Customer Information File ("MCIF") system to provide instant access to customer and market data. Management can quickly manipulate and analyze data to update ongoing strategic planning processes. Examples of MCIF applications include measurement of product usage by branch, profitability by product, and product customer usage and market penetration. The MCIF has significantly improved the Company's speed, efficiency and cost-effectiveness in cross-selling its retail products.

          Through its subsidiary, Susque-Bancshares Life Insurance Co., the Company additionally offers certain credit related insurance products.

          The acquisition of the Maryland thrifts substantially enhances Susquehanna's mortgage origination and mortgage banking capabilities. The consolidation of the resources that are available throughout its system, planned for 1996, will facilitate an expansion of Susquehanna's mortgage banking operations in its Maryland and Pennsylvania markets.

          The Company's subsidiary banks and thrifts focus their commercial lending efforts on small and mid-size companies. Virtually all commercial loans are secured by tangible assets.

          Susquehanna's commercial lending operations include commercial, financial and agricultural lending (11% of the total loan portfolio at September 30, 1995), real estate construction lending (10%), and commercial real estate lending (17%). Loans originated by each subsidiary are subject to central review and uniform Company credit standards. Nearly all of the Company's loans are concentrated in the markets served by its subsidiary banks and thrifts.

Completed and Pending Acquisitions

          Since 1972, Susquehanna has made 16 acquisitions totalling $1 billion in assets, including the 1995 acquisitions in Maryland of Reisterstown and Atlanfed totalling $512 million in assets. See "UNAUDITED SELECTED PRO FORMA FINANCIAL DATA" and "UNAUDITED PRO FORMA FINANCIAL STATEMENTS." The Company continues to selectively pursue the acquisition of strategically located branch offices and whole institutions offering product expansion and/or geographic expansion into nearby markets. The Company believes that attractive acquisition opportunities could exist in central Pennsylvania, Maryland, Delaware, Virginia and West Virginia.

          The acquisition of Fairfax is anticipated to close in December 1995 or during the first quarter of 1996. Fairfax is the holding company for Fairfax Savings, FSB ("Fairfax Savings"), a federally chartered stock savings bank which, as of September 30, 1995, had assets of $476 million and operated nine banking offices located in metropolitan Baltimore and Carroll, Wicomico and Worcester Counties in Maryland. Susquehanna currently anticipates that the purchase price for the Fairfax acquisition will be approximately $63 million in cash (subject to a closing book value adjustment) (the "Fairfax Merger").

          Consummation of the Fairfax Merger is subject to the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and the Director of the Office of Thrift Supervision ("OTS"). The required approvals have been applied for, and management of Susquehanna believes that all required regulatory approvals will be obtained by December 31, 1995. The Fairfax Merger is also subject to satisfaction of various other conditions specified in the acquisition agreement. All shareholder approvals required for the consummation of the Fairfax Merger have been obtained.

          Management of Susquehanna believes that the Fairfax Merger will be consummated in December 1995 or during the first quarter of 1996. There is no assurance, however, that the Fairfax Merger will be consummated, or that it will not extend beyond such time period or be consummated on terms different than those described herein. The merger agreement relating to the Fairfax Merger may be terminated after December 31, 1995, unless the respective parties agree to extend the time period by which the closing of such transactions must occur; Susquehanna management believes that such expiration date will be extended (if necessary) until March 31, 1996.

Financing Activities

          Susquehanna intends to use the proceeds of the Common Stock offered hereby to fund a portion of the estimated $63 million cash consideration required to consummate the Fairfax Merger. See "USE OF PROCEEDS." In addition, Susquehanna presently intends to raise an additional $30 million through a public offering of senior debt securities. The net proceeds of such debt offering, which is expected to be consummated in December 1995 or the first quarter of 1996, will be used to fund a portion of the cash consideration required in connection with the Fairfax Merger and for other general corporate purposes. The offering of the Common Stock contemplated hereby and the anticipated debt offering are both reflected in the pro forma financial information contained in this Prospectus. See "UNAUDITED PRO FORMA FINANCIAL STATEMENTS."

                                  THE OFFERING

Common Stock offered by the Company...................    1,500,000 shares

Common Stock to be outstanding after the offering.....   13,140,549 shares

Common Stock dividends................................   Currently paid at the
                                                         rate of $1.16 per
                                                         share annually

Nasdaq National Market symbol.........................   SUSQ

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

          The Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "SUSQ." As of November 20, 1995, there were 11,640,549 shares outstanding and approximately 5,750 shareholders of record. Set forth below are the high and low sales prices of the Common Stock as reported on the Nasdaq National Market for the period October 1 through November 20, 1995, the first three quarters of 1995, and the four quarters of 1994 and 1993. Also set forth below are the cash dividends declared during such periods. All amounts have been adjusted to reflect the five-for-four stock split issued on August 27, 1993.

                        1995                     1994                     1993
               -----------------------  -----------------------  -----------------------
                  Market     Dividends     Market     Dividends     Market     Dividends
                  Price      Declared      Price      Declared      Price      Declared
               ------------  ---------  ------------  ---------  ------------  ---------
1st Quarter    $21.50-24.25    $.27     $23.75-28.00     $.25    $22.00-24.20    $.224
2nd Quarter    $22.50-24.00    $.27     $23.75-25.00     $.25    $24.20-27.80    $.224
3rd Quarter    $23.25-28.25    $.27     $23.50-24.25     $.25    $24.80-28.75    $.224
4th Quarter    $26.50-30.25    $.29     $21.25-24.75     $.27    $26.75-28.75    $.250

          The last reported sale price for the Common Stock on the Nasdaq National Market on November 20, 1995 was $30.00 per share. On November 20, 1995 Susquehanna paid a dividend of $.29 per share to shareholders of record on October 31, 1995.

          It is the current policy of the Board of Directors to pay quarterly dividends on the Common Stock. The payment of future dividends, however, is dependent upon the earnings and financial condition of the Company and its subsidiaries, the ability of the Company's subsidiaries to pay dividends to the Company and other relevant factors. Payment of dividends by the Company's banking and thrift subsidiaries is subject to a number of regulatory restrictions. See "REGULATORY MATTERS--Limits on Dividends and Other Payments." Each of Susquehanna's banking subsidiaries is presently permitted to pay dividends without prior approval under such regulatory requirements; at September 30, 1995, an aggregate of $23 million was available for the payment of dividends to the Company without such prior regulatory approval.

                                USE OF PROCEEDS

          The Company intends to use the net proceeds from the sale of the Common Stock to fund a portion of the cash consideration for the Fairfax Merger. The issuance of the Common Stock is not conditioned on the closing of the Fairfax Merger. In the event that the Fairfax Merger is not consummated, the net proceeds will be used for general corporate purposes, which may include funding possible future acquisitions and increasing investments in the Company's banking subsidiaries.

                                 CAPITALIZATION

          The following table sets forth the consolidated capitalization of Susquehanna, as of September 30, 1995, (i) on a historical basis as reported, and (ii) as adjusted on a pro forma basis to reflect the issuance of senior notes and the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' overallotment option) and (iii) as further adjusted on a pro forma basis to reflect the use of the net proceeds from the offerings contemplated hereby to fund the cash consideration for the Fairfax Merger. The pro forma capitalization is based on, and is subject to, the assumptions set forth in the notes to the Unaudited Pro Forma Financial Statements appearing elsewhere in this Prospectus. The information presented should be read in conjunction with such pro forma financial statements and the notes thereto.

                                               September 30, 1995
                                 ----------------------------------------------

                                               As Adjusted
                                     As          for the        Pro Forma for
                                  Reported      Offerings       Fairfax Merger
                                 ----------  ----------------   ---------------
                                  (In thousands, except ratios and share data)
Long Term Debt:
  Debt of parent...............   $ 50,000       $ 50,000          $ 50,000
  Debt of subsidiaries.........     41,979         41,979            54,179
  Senior Note offering.........        ---         30,000            30,000
                                  --------       --------          --------
    Total Long Term Debt.......     91,979        121,979           134,179
Shareholders' Equity:
  Common stock: $2.00 par
   value; 32,000,000 shares
   authorized; 11,682,880,
   13,182,880 and 13,182,880
   shares issued; 11,640,549,
   13,140,549 and 13,140,549
   shares outstanding..........     23,366         26,366            26,366
  Surplus......................     43,014         81,264            81,264
  Retained earnings............    168,436        168,436           168,436
  Unrealized gains and losses
   for available-for-sale
   securities, net of tax
   effects.....................       (287)          (287)             (280)
  Less: Treasury stock (42,331
   shares at cost).............        323            323               323
                                  --------       --------          --------
    Total shareholders' equity.    234,206        275,456           275,463
                                  --------       --------          --------
    Total capitalization.......   $326,185       $397,435          $409,642
                                  ========       ========          ========

Capital Ratios:
  Tier 1 risk-based capital
   ratio.......................      11.86%         14.03%            11.09%
  Total risk-based capital
   ratio.......................      15.89          18.04             14.71
  Leverage ratio...............       8.57          10.23              7.98

                            SELECTED FINANCIAL DATA

          The following tables set forth certain selected consolidated historical financial information for Susquehanna which has been derived from and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Susquehanna, including the notes thereto, incorporated by reference in this Prospectus. Interim unaudited data for the nine month periods ended September 30, 1995 and 1994 reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the periods ended September 30, 1995 and 1994 are not necessarily indicative of results which may be expected for any other period or for the fiscal year as a whole.


                    Balance Sheet and Income Statement Data

                                     Nine Months Ended
                                       September 30,                                   Year Ended December 31,
                                ----------------------------  ----------------------------------------------------------------------
                                   1995(1)        1994(2)        1994(2)        1993(2)        1992(2)        1991(2)        1990(2)
                                -------------  -------------  -------------  -------------  -------------  -------------  ----------
                                          (Unaudited)
                                                                      (In thousands)
Balance Sheet Data:
Average assets................  $2,399,570     $2,089,519     $2,123,294     $1,965,863     $1,920,166     $1,859,874     $1,787,212

Average loans and leases,
 net of unearned income.......   1,614,875      1,360,363      1,382,111      1,287,078      1,275,431      1,277,676      1,242,327

Average investment
 securities...................     588,276        554,382        565,395        491,210        469,019        407,444        359,513

Average deposits..............   1,992,814      1,762,360      1,785,782      1,669,427      1,631,472      1,574,316      1,513,274

Average shareholders'
 equity.......................     224,771        217,027        217,206        202,383        186,629        173,712        162,625

Income Statement Data:
Net interest income...........  $   78,570     $   69,004     $   94,145     $   87,027     $   83,761     $   77,898     $   73,049

Provision for loan and lease
 losses.......................       3,711          2,989          3,987          5,130          4,721          4,869          5,021

Net interest income after
 provision for loan and
 lease losses.................      74,859         66,015         90,158         81,897         79,040         73,029         68,028

Other income..................      11,742         11,894         15,098         15,816         15,284         13,262         10,244

Other expense.................      59,549         53,402         72,710         66,004         63,611         58,489         54,435

Income before income taxes,
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle....................      27,052         24,507         32,546         31,709         30,713         27,802         23,837

Provision for income
 taxes........................       8,184          7,374          9,718          9,527          8,541          6,515          4,995

Income before extraordinary
 item and cumulative effect
 of a change in accounting
 principle....................      18,868         17,133         22,828         22,182         22,172         21,287         18,842

Extraordinary item............         ---           (732)          (732)           ---            ---            ---            ---

Cumulative effect of a
 change in accounting
 principle....................         ---            ---            ---          1,023            ---            ---            ---

Net income....................      18,868         16,401         22,096         23,205         22,172         21,287         18,842

--------------------------
(1) Data for the nine months ended September 30, 1995 reflect the acquisition of Reisterstown on April 21, 1995, accounted for as a purchase and the acquisition of Atlanfed, accounted for as a pooling of interests.
(2) Data for the nine months ended September 30, 1994 and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 have been restated to reflect the acquisition of Atlanfed, accounted for as a pooling of interests.

                               Financial Ratios

                                   At or for the Nine
                                      Months Ended
                                     September 30,                            At or for the Year Ended December 31,
                                -------------------------     ----------------------------------------------------------------------
                                  1995(1)        1994(2)        1994(2)        1993(2)        1992(2)        1991(2)        1990(2)
                                ----------     ----------     ----------     ----------     ----------     ----------     ----------
Earnings Performance
 Ratios: (3)
Return on average total
 assets before extraordinary
 item and cumulative
 effect of a change in
 accounting principle.........     1.05%          1.10%          1.08%          1.13%          1.15%          1.14%          1.05%
Return on average common
 shareholders' equity before
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle....................    11.22          10.55          10.51          10.96          11.88          12.25          11.59
Net interest margin...........     4.90           4.90           4.90           4.90           4.90           4.80           4.70
Asset Quality Ratios: (3)
Allowance for loan and
 lease losses to total loans
 and leases...................     1.65%          1.61%          1.63%          1.66%          1.41%          1.28%          1.16%
Allowance for loan and
 lease losses to
 nonperforming loans and
 leases.......................    84.75          90.86          98.71         119.96         113.76         101.49          92.65
Net loans and leases
 charged off to average
 loans and leases.............      .24            .16            .13            .15            .25            .25            .37
Nonperforming assets to
 total loans and leases and
 other real estate owned......     2.30           2.31           2.00           2.05           2.06           1.91           1.88
Nonperforming loans and
 leases to net loans and
 leases.......................     1.95           1.77           1.65           1.38           1.24           1.26           1.26
Capital Ratios:
Average shareholders'
 equity to average total
 assets.......................     9.37%         10.39%         10.23%         10.29%          9.72%          9.34%          9.10%
Tier 1 risk-based capital
 ratio........................    11.86          13.55          14.20          15.23          13.88          13.02          12.12
Total risk-based capital
 ratio........................    15.89          14.80          15.45          16.48          15.13          14.21          13.21
Leverage ratio................     8.57           9.34           9.89          10.32           9.49           9.51           8.95

-------------------
(1) Data for the nine months ended September 30, 1995 reflect the acquisition of Reisterstown on April 21, 1995, accounted for as a purchase and the acquisition of Atlanfed, accounted for as a pooling of interests.
(2) Data for the nine months ended September 30, 1994 and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 have been restated to reflect the acquisition of Atlanfed, accounted for as a pooling of interests.
(3) Annualized where applicable.

                  UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

       The following tables set forth unaudited selected pro forma data for Susquehanna which gives effect to the Atlanfed acquisition, accounted for as a pooling of interests, and each of the Fairfax Merger and the Reisterstown acquisition, accounted for as purchases, all as if they had been consummated as of January 1, 1994. The selected pro forma data is not necessarily indicative of the results that would have been achieved had such transactions been consummated on such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Financial Statements appearing elsewhere in this Prospectus. The information presented should be read in conjunction with such pro forma financial statements, and the notes thereto, and the historical consolidated financial statements, including the notes thereto, of Susquehanna, Atlanfed, Fairfax and Reisterstown incorporated by reference in this Prospectus.


                                            At or for the      At or for the
                                          Nine Months Ended      Year Ended
                                            September 30,       December 31,
                                                 1995               1994
                                          ------------------  -----------------
                                          (Dollars in thousands, except ratios)
Balance Sheet Data:
Average assets..........................         $2,976,423         $2,812,381
Average loans and leases, net of
 unearned income........................          2,099,105          1,921,820
Average investment securities...........            626,126            635,513
Average deposits........................          2,442,068          2,336,176
Average shareholders' equity............            266,021            258,456
Income Statement Data:
Net interest income.....................         $   92,336         $  115,175
Provision for loan and lease losses.....              3,756              4,003
Other income............................             14,514             25,995
Other expense...........................             71,657             91,584
Income before income taxes..............             31,437             45,583
Net income from operations..............             21,095             29,558
Earnings Performance Ratios: (1)
Return on average total assets..........               0.95%              1.05%
Return on average common shareholders'
 equity.................................              10.60              11.44
Net interest margin.....................               4.59               4.56
Asset Quality Ratios: (1)
Allowance for loan and lease losses to
 total loans and leases.................               1.51%              1.52%
Allowance for loan and lease losses to
 nonperforming loans and
  leases................................              86.77             112.86
Net loans and leases charged off to
 average loans and leases...............               0.19               0.11
Nonperforming assets to total loans and
 leases and other real
  estate owned..........................               2.15               1.82
Nonperforming loans and leases to net
 loans and leases.......................               1.74               1.35
-------------------------

(1)  Annualized where applicable.

                               FINANCIAL OVERVIEW

          The following should be read in conjunction with Susquehanna's Consolidated Financial Statements for the year ended December 31, 1994, and for the nine months ended September 30, 1995, including the related Management's Discussion and Analysis of Financial Condition and Results of Operations included in Susquehanna's Current Report on Form 8-K dated November 20, 1995, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, respectively, which are incorporated herein by reference. See "INCORPORATION OF DOCUMENTS BY REFERENCE."


Earnings for the Nine Months Ended September 30, 1995 vs 1994

          Net income for the nine months ending September 30, 1995 was $18.9 million compared to $16.4 million for the nine months ending September 30, 1994 or a 15% increase. Net income before extraordinary item for the nine months ending September 30, 1994 was $17.1 million compared with $18.9 million in 1995 or an increase of $1.7 million or 10%. Earnings per share for the first nine months before and after extraordinary item increased from $1.47 and $1.41 per share, respectively, in 1994 to $1.62 per share for both before and after extraordinary item in 1995. The increase in net income before extraordinary item for the nine months is due primarily to an increase in net interest income of $9.6 million offset by increases in operating expenses, loan loss provision and income taxes of $6.1 million, $0.7 million and $0.8 million, respectively.

          For the nine months ended September 30, 1995, return on average assets was 1.05% which did not change from the comparable period in 1994, while return on average equity was 11.22% for the first nine months of 1995 compared to 10.10% for 1994. Book value per share increased to $20.12 per share at September 30, 1995 from $18.66 per share at December 31, 1994 and from $18.65 per share at September 30, 1994.

Net Interest Income

          Susquehanna's major source of operating revenue is net interest income which increased $9.6 million, 14%, over the comparable nine month period of 1994. The net interest margin, on a tax equivalent basis, for the nine month periods ended September 30, 1995 and 1994 was 4.9%. Average yields on earning assets were 8.4% for the nine month period ending September 30, 1995 compared to 7.7% in the comparable period of 1994. Average funding costs increased to 4.3% for the nine months ended September 30, 1995 from 3.3% in the comparable period in 1994. Therefore, the increase in net interest income was due to the growth in earning assets primarily resulting from the acquisition of the Allegany branch offices in July 1994 and Reisterstown in April 1995 and the $50 million subordinated debt offering in February 1995.

          An additional positive influence on the ability of Susquehanna to maintain a net interest margin at or near 5.0% has been the increase in non-interest-bearing demand deposits and earnings retention. While Susquehanna's interest margin has generally remained at or near the 5.0% level, variances do occur as an exact repricing match of assets and liabilities is not possible. See "--Interest Rate Sensitivity."

Provision and Allowance for Losses on Loans and Leases

          The following table summarizes the Company's provision and allowance for loan and lease losses for the nine month periods ended September 30, 1995 and 1994:


                                                          Nine Months Ended
                                                            September 30,
                                                       ------------------------
                                                          1995         1994
                                                       -----------  -----------
                                                       (Dollars in thousands)
Balance-Beginning of period..........................  $   23,845   $   21,717
  Allowance acquired in business combination.........       3,323           __
  Change in fiscal year..............................          (8)          __
  Additions charged to operating expenses............       3,711        2,989
                                                       ----------   ----------
                                                           30,871       24,706
                                                       ----------   ----------
  Charge-offs........................................      (3,694)      (2,387)
  Recoveries                                                  771          795
                                                       ----------   ----------
    Net charge-offs..................................      (2,923)      (1,592)
                                                       ----------   ----------
Balance - Period end.................................  $   27,948   $   23,114
                                                       ==========   ==========

Net charge-offs as a percent of average loans and
 leases                                                      0.24%        0.16%
  (annualized).......................................
Allowance as a percent of period-end loans and leases        1.65%        1.61%

Average loans and leases.............................  $1,614,875   $1,360,363
Period-end loans and leases..........................   1,692,790    1,435,731

          As indicated by the table, the provision for losses on loans and leases for the nine months ended September 30, 1995 was $3.7 million compared to $3.0 million for the nine months ended September 30, 1994. This increase resulted primarily from the rapid deterioration of one borrower. Susquehanna performs quarterly reviews of the adequacy of the allowance for loan and lease losses to determine the appropriate provision to be charged in that period.

Non-Interest Income

          Non-interest income, recorded as other income, consists of service charges on deposit accounts, commissions, fees received for travelers' check sales and money orders, fees for trust services, premium income generated from reinsurance activities, gains and losses on securities transactions, net gains on sales of mortgages, net gains on sales of other real estate owned and other miscellaneous income, such as safe deposit box rents. Other income as a percentage of net interest income and other income was 13% and 15% for the nine months ended September 30, 1995 and 1994, respectively.

          Non-interest income for the first nine months decreased from $11.9 million in 1994 to $11.7 million in 1995 primarily due to net investment security gains of $1.0 million in 1994 offset by the $0.6 million gain on sale of student loans in September 1995.

Non-Interest Expense

          Non-interest expenses are categorized into five main groupings: employee-related expenses, which include salaries, fringe benefits, and employment taxes; occupancy expenses, which include depreciation, rents, maintenance, utilities, and insurance; equipment expenses, which include depreciation, rents and maintenance; FDIC insurance premiums on deposits; and other expenses incurred in operating Susquehanna's business.

          Non-interest expenses for the first nine months increased $6.1 million from $53.4 million in 1994 to $59.5 million in 1995. This increase was primarily due to salaries and employee benefits, an increase of $4.3 million and other operating expenses, an increase of $2.0 million offset by a decline in FDIC insurance premiums of $0.5 million. These increases and the decline were significantly affected by the purchases of Reisterstown in April 1995 and the Allegany branch offices in July 1994 and by the Bank Insurance Fund refund of $1.0 million in September 1995. See "REGULATORY MATTERS--Federal Deposit Insurance Corporation Improvement Act of 1991" and "--Proposed Legislation Regarding SAIF Assessments."

Loan Portfolio

          Loans and leases, net of unearned income, at September 30, 1995 and December 31, 1994 were as follows:

                                                        December 31,
                              September 30, 1995            1994
                             --------------------   --------------------
                                           (Dollars in thousands)
                              Balance    Percent    Balance     Percent
                             ----------  --------  ----------  ----------
Commercial, financial, and
 agricultural..............  $  192,502     11%    $  186,013      13%
Real estate - construction.     175,682     10         84,886       6
Residential mortgage.......     655,252     39        557,969      38
Commercial mortgage........     330,883     20        294,673      20
Home equity................     104,039      6        102,715       7
Consumer...................     216,250     13        223,963      15
Leases.....................      18,182      1         15,967       1
                             ----------    ---     ----------     ---
     Total loans and
        leases.............  $1,692,790    100%    $1,466,186     100%
                             ==========    ===     ==========     ===

          Loans at September 30, 1995 were $1.7 billion compared to $1.4 billion at September 30, 1994 and accounted for 67% of period-end assets in 1995 compared to 65% in 1994. Most of this growth is attributable to the Reisterstown acquisition in April 1995. Average loans represented 72% and 69% of average earning assets for the nine month periods in 1995 and 1994, respectively.

Asset Quality

          The following table summarizes Susquehanna's risk assets at September 30, 1995, December 31, 1994 and September 30, 1994:

                                  September 30,   December 31,   September 30,
                                       1995           1994            1994
                                  --------------  -------------  --------------
                                             (Dollars in thousands)
Nonperforming assets:
  Nonaccrual loans and leases...        $26,216        $17,215         $18,462
  Restructured accrual loans....          6,760          6,941           6,976
  Other real estate owned.......          6,022          5,341           7,838
                                        -------        -------         -------
Total nonperforming assets......        $38,998        $29,497         $33,276
                                        =======        =======         =======

As a percent of period-end
 loans and leases and
  other real estate owned.......           2.30%          2.00%           2.31%
Loans and leases contractually
 past due 90 days
  and still accruing............        $ 4,402        $14,450         $ 7,387

          Non-performing assets at September 30, 1995 were $39.0 million compared to $33.3 million at September 30, 1994. This increase was primarily due to one hotel loan with a principal balance of approximately $7 million that went on nonaccrual status in March 1995. This loan is now current for principal and interest and has been removed from nonaccrual status. Non-performing assets as a percentage of total loans and other real estate owned was 2.30% at September 30, 1995 compared to 2.31% at September 30, 1994. The allowance for loan losses as a percentage of non-performing loans was 85% at September 30, 1995 compared to 91% at September 30, 1994. Net charge-offs annualized as a percentage of average loans and leases equaled 0.24% at September 30, 1995 and 0.16% at September 30, 1994. Virtually all non-performing assets are secured by property having substantial value, principally in the form of real estate. Property included in the category of other real estate owned is carried at the lower of cost or fair value.

Investment Securities

          The following table summarizes the Company's investment portfolio at September 30, 1995 and December 31, 1994:



                               September 30, 1995       December 31, 1994
                             -----------------------  ---------------------
                              Amortized                Amortized    Fair
                                cost      Fair value     cost       value
                             -----------  ----------  ----------- ---------
                                               (In thousands)
Available-for-sale:
  U.S. Treasury............     $161,946    $162,134     $189,461  $184,494
  U.S. Government agencies.       52,538      52,153       22,042    20,932
  Mortgage-backed..........      113,701     112,451       70,797    68,505
  Corporates...............       73,225      73,451       89,629    84,989
  Equities.................       16,748      17,536       14,443    15,125
                                --------    --------     --------  --------
   Total available-for-
     sale..................      418,158     417,725      386,372   374,045
                                --------    --------     --------  --------
Held-to-maturity:
  U.S. Treasury............     $  9,962    $ 10,180     $  9,948  $  9,655
  U.S. Governmental
   agencies................       19,973      20,105       29,506    28,169
  State & municipal........      106,270     107,543      120,582   118,677
  Mortgage-backed..........       19,526      19,694       44,913    42,310
  Corporates...............       19,025      19,249       19,002    18,224
                                --------    --------     --------  --------
    Total held-to-maturity.      174,756     176,771      223,951   217,035
                                --------    --------     --------  --------
      Total investment
       securities..........     $592,914    $594,496     $610,323  $591,080
                                ========    ========     ========  ========

          The investment security portfolio at September 30, 1995 totaled $593 million of which $418 million was classified as available-for-sale. The held-to-maturity portfolio was $175 million at September 30, 1995 with a fair value of $177 million. U.S. Treasury and U.S. government agency obligations accounted for 41% of the total investment security portfolio; state and municipal bonds, 18%; corporate bonds, 16%; and mortgage-backed securities, 22%. The tax equivalent yield for the nine months ended September 30, 1995 was 6.3% compared to 6.0% for the same period of 1994.

Deposits

          The following table summarizes the Company's deposits at September 30, 1995, December 31, 1994 and September 30, 1994:

                                September 30,               December 31,                September 30,
                                    1995                        1994                         1994
                                -------------               ------------                -------------
                                                       (Dollars in thousands)
                             Amount      Percent        Amount      Percent          Amount      Percent
                             ------      -------        ------      -------          ------      -------
Demand...................  $  255,191         12%     $  261,045         14%       $  248,984         13%
Interest-bearing demand..     471,909         23         464,052         25           475,060         26
Savings..................     388,331         19         398,423         21           414,257         22
Time.....................     882,796         42         697,406         37           681,377         37
Time of $100 or more.....      89,814          4          45,404          3            39,961          2
                           ----------        ---      ----------        ---        ----------        ---
  Total deposits.........  $2,088,041        100%     $1,866,330        100%       $1,859,639        100%
                           ==========        ===      ==========        ===        ==========        ===

          Susquehanna's core deposit base is its primary funding source. Deposits are the primary funding source for earning assets. The deposit base increased over the past year primarily through the Reisterstown acquisition. Total deposits as of September 30, 1995 were $2.1 billion compared to $1.9 billion as of September 30, 1994. The deposit base consists primarily of in-market deposits and there are no brokered deposits. Certificates of deposit of $100,000 or more represent 4.3% of the total deposits.

Capital Adequacy

          Susquehanna's total shareholders' equity at September 30, 1995 was $234 million compared to $217 million at September 30, 1994. To date, the growth of the equity account has been achieved through the retention of earnings. At September 30, 1995, the Tier 1 risk-based capital, the total risk-based capital and the leverage ratios were 11.86%; 15.89%; and 8.57%; respectively.

Interest Rate Sensitivity

          Susquehanna employs a variety of methods to monitor interest rate sensitivity and limit net interest income exposure. By dividing the assets and liabilities into three groups (fixed rate, floating rate, and those which reprice only at management's discretion) strategies are developed which are designed to minimize exposure to interest rate fluctuations. Management also utilizes gap analysis to evaluate rate sensitivity at a given point in time.

          An institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. While Susquehanna has had and will into the foreseeable future experience a negative gap position (liability sensitive), the impact of a rapid rise in interest rates, as occurred in 1994, did not have a significant effect on the net interest margin of Susquehanna, which has consistently remained at or near the 5.0% level.

                               REGULATORY MATTERS

          The Company is a bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In general, the BHC Act and regulations promulgated by the Federal Reserve Board limit the business of bank holding companies to owning or controlling banks and engaging in such other activities as the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. With certain exceptions, the BHC Act prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares in any company, including any bank, without the prior approval of the Federal Reserve Board. Since consummation of the Atlanfed and Reisterstown acquisitions, the Company has also been subject to supervision and regulation by the Office of Thrift Supervision ("OTS") as a savings and loan holding company.

          Susquehanna's banking subsidiaries include four national banks, a Maryland state-chartered bank, a Pennsylvania state-chartered bank and two federally-chartered savings banks. These subsidiaries, therefore, are subject to regulation and supervision by various regulatory agencies, including the state banking authorities of Pennsylvania and Maryland, the Federal Reserve Board, the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC") and the OTS. Various consumer laws and regulations also affect the operations of the Company's subsidiaries.

Limits on Dividends and Other Payments

          Susquehanna's ability to pay dividends is largely dependent upon the receipt of dividends from its banking subsidiaries. Both federal and state laws impose restrictions on the ability of these banking subsidiaries to pay dividends. In addition to the specific restrictions discussed below, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a bank or savings institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

          The Federal Reserve Board and the FDIC have issued policy statements which provide that, as a general matter, insured banks and bank holding companies may pay dividends only out of current operating earnings.

          For national banks, the approval of the Comptroller of the Currency is required for the payment of dividends in any calendar year by a national bank subsidiary if the total of all dividends declared by such bank in a calendar year exceeds the current year's net income combined with the retained net income of the two preceding years. "Retained net income" means the net income of a specified period less any common or preferred stock dividends declared for that period. Moreover, no dividends may be paid by a national bank in excess of its undivided profits account.

          Dividends payable by a Pennsylvania state-chartered bank are restricted due to the requirement that such bank set aside to a surplus fund each year at least 10% of its net earnings until such surplus equals the amount of its capital. Furthermore, the payment of a dividend may not be made if it results in the reduction of the surplus available to the bank.

          For a Maryland state-chartered bank, dividends may be paid out of undivided profits or, with the approval of the Maryland Bank Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings.

          Federal regulations impose restrictions on dividend payments by savings institutions, like Atlantic Federal Savings Bank and Reisterstown Federal Savings Bank, which converted from mutual to stock ownership and were federally insured at the time of the conversion. Upon conversion, these regulations require that a "liquidation account" be established by restricting a portion of net capital for the benefit of eligible savings account holders who maintain their savings accounts with the institution after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain a savings account will be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account is proportionately reduced for any decreases in the eligible holder's savings accounts. Under federal regulations, Atlantic Federal Savings Bank and Reisterstown Federal Savings Bank may not declare or pay a cash dividend on common stock if the dividend would cause the institution's capital to be reduced below the amount required for the liquidation account or, as to all savings institutions, below the capital requirements imposed by the OTS under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), and regulations promulgated thereunder.

          Savings institution holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

          Under OTS regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend or other capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Institution") generally is permitted without OTS approval to make capital distributions during a calendar year in an aggregate amount equal to the greater of (i) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its total capital exceeded its fully phased-in risk-based capital requirement at the beginning of the calendar year or (ii) up to 75% of its net income for the previous four quarters. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements (a "Tier 2 Institution") is permitted, depending on the institution's level of capital, to make capital distributions without OTS approval of up to 25%, 50% or 75% of its net income for the previous four quarters, less dividends already paid for such period, depending on the savings institution's level of risk-based capital. A savings institution that fails to meet current minimum capital requirements (a "Tier 3 Institution") is prohibited from making any capital distributions without the prior approval of the OTS. Tier 1 Institutions that have been notified by the OTS that they are in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Institution. As of September 30, 1995, each of Atlantic Federal Savings Bank, Reisterstown Federal Savings Bank and Fairfax Savings satisfied the requirements of a Tier 1 Institution.

          Savings institutions are further prohibited from making any capital distributions if after making the distribution, an institution would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

          In accordance with the above regulatory restrictions, each of Susquehanna's banking subsidiaries currently has the ability to pay dividends and at September 30, 1995, an aggregate of $23 million was available for the payment of dividends to Susquehanna without prior regulatory approval.

          There are also statutory limits on the transfer of funds to the Company and its nonbanking subsidiaries by its banking subsidiaries whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by any banking subsidiary to the Company or to any such nonbanking subsidiary generally are limited in amount to 10% of such bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specified amounts.

Holding Company Structure

          Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the Federal Reserve Board may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the Company does not have the resources to provide it. Any capital loans by the Company to its subsidiary bank would be subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank.

          In addition, under FIRREA, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss.

          For a description of certain other requirements relating to capital distributions between depository institutions and bank holding companies and the potential obligation of a bank holding company to guarantee the capital restoration plans of any of its undercapitalized depository institution subsidiaries, see "--Federal Deposit Insurance Corporation Improvement Act of 1991."

Capital Requirements

          Bank holding companies are required to comply with risk-based capital guidelines established by the Federal Reserve Board. The guidelines, which were fully phased in at the end of 1992, establish a framework that is intended to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and take off-balance sheet exposures into explicit account in assessing capital adequacy. The risk-based ratios are determined by allocating assets and specified off-balance sheet commitments into four risk-weight categories, with higher levels of capital being required for categories perceived as representing greater risk. Susquehanna's banking subsidiaries are subject to substantially similar capital requirements.

          Generally, under the applicable guidelines, a banking organization's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2", or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. "Total capital" is the sum of Tier 1 and Tier 2 capital. The Tier 1 component must comprise at least 50% of qualifying total capital.

          Banking organizations that are subject to the guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when an organization's particular circumstances warrant.

          The Federal Reserve Board and the FDIC have also adopted leverage capital guidelines to which the Company and its banking subsidiaries are subject. The guidelines provide for a minimum leverage ratio (Tier 1 capital to adjusted total assets) of 3% for financial institutions that have the highest regulatory examination ratings and are not experiencing or anticipating significant growth. Financial institutions not meeting these criteria are required to maintain leverage ratios of at least one to two percentage points higher.

          On December 15, 1994, the federal banking agencies adopted amendments to their respective risk-based capital requirements that explicitly identify concentration of credit risk and certain risks arising from nontraditional activities and the management of such risks, as important factors to consider in assessing an institution's overall capital adequacy. The amendments do not, however, mandate any specific adjustments to the risk-based capital calculations as a result of such factors. On August 2, 1995, the federal banking agencies published amendments to their risk-based capital rules that include interest-rate risk as a qualitative factor to be considered in assessing capital adequacy. Concurrent with the publication of the amendments, the federal banking agencies proposed a system for measuring interest rate risk and announced their intention, after a trial period to evaluate the reliability and accuracy of the proposed system, to initiate a rulemaking process for the purpose of amending the risk-based capital rules to include an explicit capital charge for interest-rate risk that will be based upon the level of a bank's measured interest-rate risk exposure.

          On July 14, 1995, the federal banking regulators issued a proposal to amend their risk-based capital rules to incorporate a measure for market risk in foreign exchange and commodity activities and in the trading of debt and equity instruments. Under the proposal, banks with relatively large trading activities would calculate their capital charges for market risk using their own internal value-at-risk models (subject to parameters set by the regulators) or, alternatively, risk management techniques developed by the regulators. The effect of the proposed rules would be that, in addition to existing capital requirements for credit risk, certain institutions would be required to hold capital based on the measure of their market risk exposure. These institutions would be able to satisfy this additional requirement, in part, by issuing short-term subordinated debt that qualifies as Tier 3 capital. The proposed rule would go into effect at the end of 1997.

          Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "--Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions.

          As of September 30, 1995 the Company's ratios of Tier 1 and total capital to risk-weighted assets were 11.86% and 15.89%, respectively, and its leverage ratio as of such date was 8.57%. As of September 30, 1995, each of the Company's banking subsidiaries had capital in excess of all such requirements.

Federal Deposit Insurance Corporation Improvement Act of 1991

          In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) a recapitalization of the Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators;
(iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;
(vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks;
(ix) consumer protection provisions including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and
(xii) certain additional limits on deposit insurance coverage.

          A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized,"

"adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater,
(ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order, regulatory agreement or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A depository institution is considered (i) "undercapitalized" if it has (A) a total risk-based capital ratio of less than 8%, (B) a Tier 1 risk-based capital ratio of less than 4% or (C) a leverage ratio of less than 4% (or 3% in the case of an institution with a CAMEL rating of 1), (ii) "significantly undercapitalized" if it has (A) a total risk-based capital ratio of less than 6%, (B) a Tier 1 risk-based capital ratio of less than 3% or (C) a leverage ratio of less than 3% and (iii) "critically undercapitalized" if it has a ratio of tangible equity to total assets equal to or less than 2%. An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

          FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company in respect of any capital restoration plan is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

          Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

          FDICIA also provides for increased funding of the FDIC insurance funds. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums ranging from .04% to
 .31% of domestic deposits. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium range to zero to .27% effective January 1996. The rate schedule for deposits which are insured by the Savings Association Insurance Fund ("SAIF") ranges from .23% to .31% of domestic deposits. All or a portion of the deposits of several of Susquehanna's subsidiaries are SAIF-insured. The rate schedule is subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. See "REGULATORY MATTERS--Proposed Legislation Regarding SAIF Assessments."

          FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Interstate Banking Legislation

          The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act") was enacted into law on September 29, 1994. The law eliminated substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies as of September 29, 1995. The law will also permit interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date.

          In response to the Interstate Banking Act, in April 1995 Maryland adopted legislation permitting the acquisition of banks primarily subject to Maryland banking laws by any out-of-state bank holding companies. The Maryland legislation permits branching in Maryland prior to June 1, 1997 by out-of-state banks as long as their home state reciprocates by allowing Maryland banks to open branches there; after June 1, 1997 there are no reciprocity-based restrictions. On July 6, 1995 Pennsylvania adopted legislation permitting out-of-state bank holding companies unrestricted access to acquire Pennsylvania banks. The Pennsylvania legislation permits out-of-state banks to set up branches in Pennsylvania so long as their home state reciprocates by allowing Pennsylvania banks to open branches there. The Company anticipates that the effect of these new laws will be to increase competition within the markets in which the Company now operates, although the Company cannot predict the extent to which competition will increase in such markets or the timing of such increase.

Proposed Legislation Regarding SAIF Assessments

          The Seven-Year Balanced Budget Reconciliation Act of 1995 presently before Congress includes provision for funding of the FDIC's SAIF at levels mandated under current law. Known as the "Thrift Fund Bailout", the proposed legislation would impose a one-time assessment between 77 and 85 basis points per $100 of thrift deposits, including thrift deposits held by commercial banks. Without the assessment it is believed that premiums paid by thrifts for federal deposit insurance would be higher than premiums paid by banks for the foreseeable future.

          If enacted, the one-time assessment would be levied on January 1, 1996, and would affect several Susquehanna subsidiaries as follows (assuming an assessment of 85 basis points on the deposit base at June 30, 1995):
Reisterstown Federal Savings Bank which paid a SAIF premium of $498,000 in 1995 but is expected to pay $1,934,000 in 1996 as the result of the one-time assessment and $148,000 in 1997 by reason of the stabilization of the SAIF and the concurrent reduction in premium; Atlantic Federal Savings Bank, which paid a SAIF premium of $412,000 in 1995 but is expected to pay $1,527,000 in 1996 and $117,000 in 1997 by reason of the stabilization of the SAIF and the concurrent reduction in premium; and Farmers First Bank which paid a SAIF premium of $138,000 in 1995 (by virtue of its acquisition by merger of a thrift in 1993) but is expected to pay $509,000 in 1996 and $39,000 in 1997 by reason of stabilization of the SAIF and the concurrent reduction in premium.

          Fairfax Savings also would be subject to the assessment. In 1995, Fairfax Savings paid $807,000 in SAIF premiums but is expected to pay $3,297,000 in 1996 as a result of the assessment and $252,000 in 1997 by reason of stabilization of the SAIF and the concurrent reduction in premium. Whether the Fairfax Merger is consummated in December 1995 or in the first quarter of 1996, it is expected that Susquehanna will pay all, or substantially all, of the assessment.

          Payment of the 1996 one-time assessments is not expected to have a material adverse effect upon the financial condition of Susquehanna, although such assessments may have a material adverse effect upon results of operations for 1995 if such legislation is enacted in 1995.

                          DESCRIPTION OF CAPITAL STOCK


General

          The Company is authorized to issue 32,000,000 shares of Common Stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value ("Preferred Stock").

          As of November 20, 1995, the Company had outstanding 11,640,549 shares of Common Stock. No shares of Preferred Stock are currently outstanding.

Common Stock

       Dividends

          Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Since the Company is a holding company, the funds required by the Company to enable it to pay dividends are derived predominantly from the dividends paid to the Company by its subsidiaries. The Company's ability to pay dividends, therefore, is dependent upon the earnings, financial condition and ability to pay dividends of the Company's subsidiaries, principally its banking subsidiaries. Payment of dividends by the banking subsidiaries is subject to a number of regulatory restrictions. See "REGULATORY MATTERS--Limits on Dividends and Other Payments." Each of the Company's banking subsidiaries is presently permitted to pay dividends without prior approval under such regulatory requirements; at September 30, 1995, an aggregate of $23 million was available for the payment of dividends to the Company.

       Liquidation

          In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

       Voting

          Holders of Common Stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

       No Preemptive Rights

          Holders of Common Stock do not have any preemptive rights.

       Transfer Agent and Registrar

          Farmers First Bank, a subsidiary of the Company, is the transfer agent and registrar for the Company's Common Stock.

Preferred Stock

          The Company's Board of Directors has authority, without further vote or action by the shareholders, to issue the Preferred Stock in one or more series and to fix and determine the relative rights and preferences of each such series.

Pennsylvania Anti-Takeover Law Provisions

          The Company is subject to various statutory "anti-takeover" provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), including Subchapters 25E, F, G and H of the BCL.

          Subchapter 25E (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

          Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. An "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

          Subchapter 25G (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. If shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the BCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

          Subchapter 25H (relating to disgorgement) applies in the event that
(1) any person or group publicly discloses that the person or group may acquire control of the corporation or (2) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

          Subchapters 25E, F, G and H contain a wide variety of transactional and status exemptions, exclusions and safe harbors. The foregoing descriptions are qualified in their entirety by reference to the statutory provisions which are filed as Exhibit 4.1 to the Registration Statement and incorporated herein by reference.

          In addition, the BCL permits an amendment of the corporation's articles or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

          The BCL also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the BCL.

Provisions in the Company's Articles of Incorporation and Bylaws

          Certain provisions of the Company's articles of incorporation and bylaws may have the effect of making more difficult non-negotiated tender or exchange offers or other attempts to take over or acquire the Company's business. These provisions may discourage some potential acquirors from attempting such a transaction on terms which some shareholders might favor.

          Currently, the Company has 5 million shares of authorized but unissued shares of Preferred Stock and approximately 20 million shares of authorized but unissued shares of Common Stock. Following the offering contemplated hereby, the Company would have approximately 19 million shares of authorized but unissued shares of Common Stock. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover. In addition, the rights and preferences of Preferred Stock as may be established by the Company's Board of Directors could have the effect of impeding a takeover of the Company.

          The Company's bylaws provide that the number of directors shall be fixed by the Board of Directors, and that the directors shall be divided into three classes as nearly equal as possible, with each class serving for staggered three year terms. Directors may be removed, with or without cause, by the vote of the holders of 75% of the Company's outstanding shares entitled to vote for directors generally.

          The Company's bylaws establish advance notice procedures with regard to the nomination, other than by management, of candidates for election as directors. The Company's shareholders may act only at a shareholders' meeting or by unanimous written consent.

          The Board of Directors is authorized to amend the bylaws, subject to the right of the shareholders to change such action by vote of 75% of the Company's outstanding shares entitled to vote.

          Article 10 of the Company's articles of incorporation authorizes the Board of Directors to use defensive measures to oppose acquisition transactions that it determines are not in the best interests of the Company, and permits the Board of Directors to consider a broad range of factors in deciding whether to oppose an acquisition transaction, including effects on employees, depositors, customers and the communities served by the Company. Article 10 may not be amended without the vote of 75% of the Company's outstanding shares entitled to vote.

          Article 11 of the Company's articles of incorporation, in general, prohibits the Company from engaging in a broad range of business combinations with any person or group having beneficial ownership of 20% or more of the Company's shares entitled to vote generally for the election of directors unless such business combination (i) was approved by the Board of Directors prior to the time such person or group acquired more than 10% of the Company's voting shares, (ii) is approved by 75% of the Company's voting shares where the transaction satisfies specified fair price criteria and the 20% shareholder has complied with specified procedural requirements, or (iii) is approved by 85% of the Company's voting shares. In addition, where no 20% shareholder is involved,
Article 11 requires a merger or consolidation of the Company or a significant sale or disposition of securities or assets of the Company or its subsidiaries to be approved by 66 2/3% of the Company's outstanding shares entitled to vote on such matter. Article 11 may only be amended by vote of 85% of the Company's voting shares (75% if the amendment is approved by 85% of a board consisting only of "continuing directors" as such term is defined in Article 11).

          Article 14 of the Company's articles of incorporation limits the voting rights of any person or group acquiring more than 10% of the Company's outstanding voting shares. The voting rights limitations of Article 14, when taken together with the provisions of Article 11, render it extremely unlikely that a person or group subject to its provisions will be able to determine the outcome of a vote on any transaction covered by Article 11. Shares held by such person or group in excess of 10% of any class or series of Susquehanna stock are entitled to only 1/10 of a vote per share, and all shares held by such person or group may not cast more than 35% of the total number of votes which all holders of a class or series of the Company's shares are entitled to cast with respect to a particular matter. These provisions limiting voting rights may not be waived or rendered inapplicable by the Board of Directors. Because the voting rights limitations are imposed on persons or groups owning more than 10% of the Company's outstanding voting shares (rather than the owners of more than 10% of the outstanding voting power), the Board of Directors could issue shares of Preferred Stock with enhanced voting rights that would permit a person to exercise more than 10% of the voting power while owning 10% or less of the outstanding voting shares. These voting rights limitations do not apply to a person or group that consummates a tender offer which was an offer to acquire all outstanding shares of Common Stock and which tender offer complied with specified procedural and fair price requirements. Article 14 may only be amended by vote of 85% of the votes entitled to be cast by all of the Company's outstanding voting shares (two-thirds if the amendment is first approved by two-thirds of a board consisting only of "continuing directors" as such term is defined in Article 14).

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

          The following tables set forth certain pro forma combined condensed financial information of Susquehanna giving effect, as of January 1, 1994, to
(i) the Atlanfed acquisition, accounted for as a pooling of interests, (ii) the Reisterstown acquisition, accounted for as a purchase, (iii) the issuance of additional shares of Common Stock in the offering contemplated hereby and the proposed issuance of senior notes to fund the cash consideration for the Fairfax Merger, and (iv) the Fairfax Merger, accounted for as a purchase.

          The information in the following tables is not necessarily indicative of the results that would have been achieved had such transactions been consummated on such dates and should not be construed as representative of future operations. Such information is subject to the assumptions set forth in the notes to these Unaudited Pro Forma Financial Statements. The information presented should be read in conjunction with such notes and with the historical financial statements, including the notes thereto, of Susquehanna, Atlanfed, Fairfax and Reisterstown incorporated by reference in this Prospectus.

                   Pro Forma Combined Condensed Balance Sheet
                            As of September 30, 1995
                                   Unaudited
                             (Dollars in thousands)

                                                                           Pro Forma
                                                                          Adjustments
                                              Susquehanna     Fairfax     For Fairfax        Susquehanna
                                              As Reported   As Reported*  Acquisition         Pro Forma
                                              ------------  ------------  ------------       ------------
ASSETS
Cash and due from banks.....................   $   80,665       $  2,942                      $   83,607
Short-term investments......................       70,068          6,776     $ 71,000   [A]       84,844
                                                                              (63,000)  [B]
Investment securities.......................      592,481         22,861                         615,342
Loans and leases, net of unearned income....    1,692,790        424,648                       2,117,438
Allowance for loan and lease losses.........       27,948          3,968                          31,916
                                               ----------       --------                      ----------
Net loans and leases........................    1,664,842        420,680                       2,085,522
Intangible assets[C]........................       20,659                      20,589   [D]       41,248
Other assets................................       93,410         17,028          250   [A]      110,688
                                               ----------       --------     --------         ----------
        Total Assets........................   $2,522,125       $470,287     $ 28,839         $3,021,251
                                               ==========       ========     ========         ==========
LIABILITIES
Deposits....................................   $2,088,041       $386,247                      $2,474,288
Short-term borrowings.......................       76,266         20,036                          96,302
Long-term debt..............................       91,979         12,200     $ 30,000   [A]      134,179
Other liabilities...........................       31,633          9,386                          41,019
                                               ----------       --------     --------         ----------
        Total Liabilities...................    2,287,919        427,869       30,000          2,745,788

EQUITY
Common stock................................       23,366            150        3,000   [A]       26,366
                                                                                 (150)  [E]
Surplus.....................................       43,014            195       38,250   [A]       81,264
                                                                                 (195)  [E]
Retained earnings...........................      168,436         42,066      (42,066)  [E]      168,436
Unrealized gain(loss) on securities
  available-for-sale, net of tax............         (287)             7                            (280)
Less: Treasury stock........................          323                                            323
                                               ----------       --------     --------         ----------
        Total Equity........................      234,206         42,418       (1,161)           275,463
                                               ----------       --------     --------         ----------
                Total Liabilities & Equity..   $2,522,125       $470,287     $ 28,839         $3,021,251
                                               ==========       ========     ========         ==========

*Fairfax information is as of June 30, 1995

[A] To record the issuance of 1.5 million shares of common stock at an assumed public offering price of $29 per share and $30 million of senior debt at an assumed interest rate of 7% for the acquisition of Fairfax and for other general corporate purposes.
[B]  To record the purchase of Fairfax for cash.
[C]  Includes only those intangibles which are excluded from Tier 1 capital.
[D]  To record excess purchase price (goodwill) for Fairfax.
[E]  To eliminate the equity of Fairfax in consolidation (purchase accounting).

                Pro Forma Combined Condensed Statement of Income
                      Nine Months Ended September 30, 1995
                                   Unaudited
                  (Dollars in thousands except per share data)

                                                             Pro Forma                                       Pro Forma
                                                           Adjustments         Susquehanna                 Adjustments
                                                                   For       Pro Forma for      Fairfax            For
                             Susquehanna   Reisterstown   Reisterstown        Reisterstown           As        Fairfax
                             As Reported   As Reported*    Acquisition         Acquisition   Reported**    Acquisition
                             -----------   ------------    -----------         -----------   ----------    -----------

Interest income............     $138,997         $7,137          $(326)  [A]      $145,808      $26,014
Interest expense...........       60,427          3,490            286   [B]        64,203       14,101        $ 1,182   [B]
                                --------         ------          -----            --------      -------        -------
Net interest income........       78,570          3,647           (612)             81,605       11,913         (1,182)
Provision for loan
   and lease losses........        3,711            ---                              3,711           45
                                --------         ------          -----            --------      -------        -------
Net interest income
   after provision.........       74,859          3,647           (612)             77,894       11,868         (1,182)
Investment losses..........          (46)                                              (46)
Other  income..............       11,788            565                             12,353        2,207
Salaries and benefits......       31,264          1,089                             32,353        4,657
Other expense..............       28,285          1,174             62   [C]        29,581        4,036
                                                                    60   [D]                                     1,030   [C]
                                --------         ------          -----            --------      -------        -------
Income before taxes........       27,052          1,949           (734)             28,267        5,382         (2,212)
Taxes......................        8,184            843           (237)  [E]         8,790        1,966           (414)  [E]
                                --------         ------          -----            --------      -------        -------
Net income from operations.     $ 18,868         $1,106          $(497)           $ 19,477      $ 3,416        $(1,798)
                                ========         ======          =====            ========      =======        =======
Earnings per share.........        $1.62            N/A                              $1.67          N/A
Average shares outstanding.       11,638            N/A                             11,638          N/A          1,500   [F]


                             Susquehanna
                               Pro Forma
                               ---------

Interest income............     $171,822
Interest expense...........       79,486
                                --------
Net interest income........       92,336
Provision for loan
   and lease losses........        3,756
                                --------
Net interest income
   after provision.........       88,580
Investment losses..........          (46)
Other  income..............       14,560
Salaries and benefits......       37,010
Other expense..............       34,647
                                --------
Income before taxes........       31,437
Taxes......................       10,342
                                --------
Net income from operations.      $21,095
                                 =======
Earnings per share.........        $1.61
Average shares outstanding.       13,138
---------------------

* Reisterstown information is for the three months ended December 31, 1994 and the first 21 days of April 1995.
**  Fairfax information is for the nine months ended June 30, 1995.

[A] Reduction of interest income to exclude use of proceeds prior to
    Reisterstown purchase.
[B] Increase in interest expense regarding purchase price borrowings of $28,640 for Reisterstown and $22,000 for Fairfax.
[C] Goodwill amortization adjustment.
[D] Amortization of fair value purchase accounting adjustments.
[E] Tax effect on adjustments.
[F] Common stock issued to satisfy part of Fairfax purchase price.

                Pro Forma Combined Condensed Statement of Income
                          Year Ended December 31, 1994
                                   Unaudited
                  (Dollars in thousands except per share data)



                                                            Pro Forma
                                                          Adjustments          Susquehanna                  Pro Forma
                                                                  For        Pro Forma For                Adjustments
                             Susquehanna  Reisterstown   Reisterstown         Reisterstown   Fairfax As   For Fairfax
                             As Reported  As Reported*    Acquisition          Acquisition    Reported*   Acquisition
                             -----------  ------------    -----------          -----------    ---------   -----------
Interest income............     $150,633       $22,499        $    27   [A]       $173,159      $27,731
Interest expense...........       56,488        11,392          2,578   [B]         70,458       13,681       $ 1,576   [B]
                                --------       -------        -------             --------      -------       -------
Net interest income........       94,145        11,107         (2,551)             102,701       14,050        (1,576)
Provision for loan
  and lease losses.........        3,987           127                               4,114         (111)
                                --------       -------        -------             --------      -------       -------
Net interest income
  after provision..........       90,158        10,980         (2,551)              98,587       14,161        (1,576)
Investment gains...........          999           141                               1,140        1,923
Other income...............       14,099         3,374                              17,473        5,459
Salaries and benefits......       36,227         3,237                              39,464        5,805
Other expense..............       36,483         3,288            251   [C]         40,262        4,680
                                                                  240   [A]                                     1,373   [C]
                                --------       -------        -------             --------      -------       -------
Income before taxes........       32,546         7,970         (3,042)              37,474       11,058        (2,949)
Taxes......................        9,718         3,385           (983)  [D]         12,120        4,457          (552)  [D]
                                --------       -------        -------             --------      -------       -------
Net income from operations.     $ 22,828       $ 4,585        $(2,059)            $ 25,354      $ 6,601       $(2,397)
                                ========       =======        =======             ========      =======       =======
Earnings per share.........        $1.96           N/A                               $2.18          N/A
Average shares outstanding.       11,634           N/A                              11,634          N/A         1,500   [E]

                             Susquehanna
                               Pro Forma
                               ---------

Interest income............     $200,890
Interest expense...........       85,715
                                --------
Net interest income........      115,175
Provision for loan
  and lease losses.........        4,003
                                --------
Net interest income
  after provision..........      111,172
Investment gains...........        3,063
Other income...............       22,932
Salaries and benefits......       45,269
Other expense..............       46,315
                                --------
Income before taxes........       45,583
Taxes......................       16,025
                                --------
Net income from operations.     $ 29,558
                                ========
Earnings per share.........        $2.25
Average shares outstanding.       13,134
----------------------

* Reisterstown and Fairfax information is for the fiscal year ended September 30, 1994.

[A] Amortization of fair value purchase accounting adjustments.
[B] Increase in interest expense regarding purchase price borrowings of $28,640 for Reisterstown and $22,000 for Fairfax.
[C] Goodwill amortization adjustment.
[D] Tax effect on adjustments.
[E] Common stock issued to satisfy part of Fairfax purchase price.

                                  UNDERWRITING

          Subject to the terms and conditions set forth in the Underwriting Agreement among the Company and the underwriters named below (the "Underwriters"), for whom Oppenheimer & Co., Inc., Legg Mason Wood Walker, Incorporated and Keefe, Bruyette & Woods, Inc. are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares set forth opposite their names below:

                                                                          Number
                    Underwriters                                       of Shares
                    ------------                                       ---------
       Oppenheimer & Co., Inc. ......................................
       Legg Mason Wood Walker, Incorporated .........................
       Keefe, Bruyette & Woods, Inc. ................................

                                                                       ---------
                Total................................................  1,500,000
                                                                       =========

          The Underwriters are committed to purchase and pay for all such shares if any are purchased.

          The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and to
certain selected dealers at such price less a concession of $   per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $   per share to certain other dealers. After the initial public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriters.

          The Company has granted to the Underwriters an option exercisable during a 30-day period after the date of this Prospectus to purchase up to 225,000 additional shares of Common Stock, solely to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,500,000 shares of Common Stock offered.

          The Company and certain of its executive officers and directors have agreed that they will not sell, contract to sell or otherwise dispose of any equity securities of the Company for a period of 120 days after the date of this Prospectus without the written consent of the Representatives, except for, in the case of the Company, the securities offered hereby.

          The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

          Certain of the Underwriters may in the ordinary course of business engage in transactions with and perform services for the Company which may include, among other things, investment banking transactions and services.

          In connection with the offering contemplated hereby, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however if all independent bids are lowered below the passive market maker's bid, such bid must be lowered when certain purchase limits are exceeded.

                                      EXPERTS

Susquehanna

          The consolidated balance sheets of Susquehanna as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the change in method of accounting for investments and income taxes in 1993, of Coopers & Lybrand L.L.P., independent accountants to Susquehanna, given upon the authority of said firm as experts in accounting and auditing.

Atlanfed

          The consolidated statements of financial condition of Atlanfed as of March 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants to Atlanfed, given upon the authority of said firm as experts in accounting and auditing.

Fairfax

          The consolidated financial statements of Fairfax and subsidiaries as of September 30, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. Such report refers to the Company's adoption in 1995 of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Reisterstown

          The consolidated balance sheets of Reisterstown as of March 31, 1995 and September 30, 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the six months ended March 31, 1995 and each of the two years in the period ended September 30, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the change in method of accounting for income taxes in 1993 and accounting for certain debt and equity securities in 1995, of Coopers & Lybrand L.L.P., independent accountants to Reisterstown, given upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          The legality of the Common Stock offered hereby will be passed upon by Morgan, Lewis & Bockius LLP, Harrisburg, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely as to all matters of Pennsylvania law upon the opinion of Morgan, Lewis & Bockius LLP.

================================================================================

          No dealer, salesperson or any other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offer covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.






                             ____________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information....................................................      2
Incorporation of Documents
  by Reference...........................................................      3
Susquehanna Bancshares, Inc. ............................................      4
The Offering.............................................................      7
Dividends and Price Range of
  Common Stock...........................................................      7
Use of Proceeds..........................................................      8
Capitalization...........................................................      9
Selected Financial Data..................................................     10
Unaudited Selected Pro Forma
  Financial Data.........................................................     12
Financial Overview.......................................................     13
Regulatory Matters.......................................................     18
Description of Capital Stock.............................................     24
Unaudited Pro Forma Financial Statements.................................     28
Underwriting.............................................................     32
Experts..................................................................     33
Legal Matters............................................................     33

================================================================================

================================================================================


                               1,500,000 Shares



                         Susquehanna Bancshares, Inc.

                                 Common Stock




                             _____________________

                              P R O S P E C T U S
                             _____________________



                            Oppenheimer & Co., Inc.

                            Legg Mason Wood Walker
                                 Incorporated

                         Keefe, Bruyette & Woods, Inc.


                                         , 1995


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth the estimated expenses to be incurred in connection with this offering other than underwriting discounts and commissions:

   Securities and Exchange Commission registration fee..  $ 17,622
   Nasdaq listing filing fee............................    17,500
   Printing.............................................    40,000
   Accountants' fees and expenses.......................   100,000
   Attorneys' fees and expenses.........................    60,000
   Blue Sky fees and expenses...........................    12,500
   Miscellaneous........................................     2,378
                                                          --------
             Total......................................  $250,000
                                                          ========

Item 15.  Indemnification of Directors and Officers

          Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under
Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna's Bylaws provides indemnification of directors, officers and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

          Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.

          Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in
Section 1744 of the BCL, by Susquehanna's directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

          As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

Item 16.  List of Exhibits.

          The exhibits filed as part of this registration statement are as follows:


Exhibit
Number                             Document
------                             --------

1.1*    Form of Underwriting Agreement
2.1     Agreement and Plan of Affiliation dated as of April 8, 1994, by and among Susquehanna, Susquehanna Bancshares South II, Inc., Fairfax and
        Fairfax Savings (1) (Exhibit 2(b)).
4.1     Articles of Incorporation of Susquehanna (2) (Attachment E).
4.2     By-laws of Susquehanna (2) (Attachment E).
4.3     Subchapters 25E, 25F, 25G, 25H of the Pennsylvania Business
        Corporation Law of 1988, as amended.  (3) (Exhibit 4.1)
5.1**   Opinion of Morgan, Lewis & Bockius LLP
23.1    Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2**  Consent of Coopers & Lybrand L.L.P. regarding Susquehanna
23.3**  Consent of KPMG Peat Marwick LLP regarding Atlanfed
23.4**  Consent of KPMG Peat Marwick LLP regarding Fairfax
23.5**  Consent of Coopers & Lybrand L.L.P. regarding Reisterstown
24.1    Powers of Attorney are included on the signature page of this
        Registration Statement

--------------------
*    To be filed by amendment.
**   Filed herewith.

(1) Exhibit incorporated herein by reference to the Registrant's Current Report on Form 8-K dated May 5, 1994.
(2)  Exhibit incorporated herein by reference to the Registrant's
     Registration Statement on Form S-4 (registration no. 33-53608) filed October 22, 1992.
(3) Exhibit incorporated herein to the Registrant's Registration Statement on Form S-4 (registration no. 33-84966) filed October 11, 1994.

Item 17.  Undertakings

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

              (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lititz, Commonwealth of Pennsylvania, on November 22, 1995.

                                       SUSQUEHANNA BANCSHARES, INC.



                                       By: /s/ Robert S. Bolinger
                                           ------------------------------------
                                           ROBERT S. BOLINGER
                                           President and Chief Executive Officer


          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Robert S. Bolinger and Richard M. Cloney, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any or all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


        Signature                       Title                        Date
        ---------                       -----                        ----

/s/ Robert S. Bolinger      President and Chief Executive      November 22, 1995
--------------------------  Officer and a Director
ROBERT S. BOLINGER

/s/ J. Stanley Mull, Jr.    Vice President and Treasurer       November 22, 1995
--------------------------  (Principal Financial and
J. STANLEY MULL, JR.        Accounting Officer)

/s/ Richard M. Cloney       Vice President, Secretary and      November 22, 1995
--------------------------  a Director
RICHARD M. CLONEY

/s/ John M. Denlinger       Director                           November 22, 1995
--------------------------
JOHN M. DENLINGER

/s/ Henry H. Gibbel         Director                           November 22, 1995
--------------------------
HENRY H. GIBBEL

/s/ George J. Morgan        Director                           November 22, 1995
--------------------------
GEORGE J. MORGAN



/s/ James G. Apple          Director                           November 22, 1995
--------------------------
JAMES G. APPLE

/s/ Edward W. Helfrick      Director                           November 22, 1995
--------------------------
EDWARD W. HELFRICK

/s/ Roger V. Wiest          Director                           November 22, 1995
--------------------------
ROGER V. WIEST

/s/ T. Max Hall             Director                           November 22, 1995
--------------------------
T. MAX HALL

/s/ Raymond M. O'Connell    Director                           November 22, 1995
--------------------------
RAYMOND M. O'CONNELL

/s/ Marley R. Gross         Director                           November 22, 1995
--------------------------
MARLEY R. GROSS

/s/ C. William Hetzer, Jr.  Director                           November 22, 1995
--------------------------
C. WILLIAM HETZER, JR.

/s/ Robert C. Reymer, Jr.   Director                           November 22, 1995
--------------------------
ROBERT C. REYMER, JR.

/s/ Richard E. Funke        Director                           November 22, 1995
--------------------------
RICHARD E. FUNKE


                                      S-2